Citigroup Global Markets Inc.

 388 Greenwich Street

 New York, New York 10013

April 24, 2015

VIA EDGAR AND

VIA EMAIL

Ms. Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Atlantic Alliance Partnership Corp.
Registration Statement on Form S-1
Filed February 23, 2015, as amended
File No. 333-202235

Dear Ms. Nguyen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Atlantic Alliance Partnership Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Tuesday, April 28, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that 400 copies of the Preliminary Prospectus dated April 23, 2015 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Neil Shah
Name:	Neil Shah
Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]